POINTS.COM INC. (FORMERLY POINTS INTERNATIONAL LTD.)
MANAGEMENT'S DISCUSSION AND ANALYSIS

INTRODUCTION

Our Management's Discussion and Analysis ("MD&A") of consolidated financial condition and results of operations contains references to Points.com Inc. (formerly Points International Ltd.) and its subsidiaries using words "we," "our," and "us."

This MD&A should be read in conjunction with our audited consolidated financial statements (including the notes thereto) for the years ended December 31, 2021 and 2020. Further information, including the Annual Information Form ("AIF") and Form 40-F for the year ended December 31, 2021, may be accessed at www.sedar.com or www.sec.gov.

We have prepared the MD&A with reference to the Form 51-102F1 MD&A disclosure requirements established under National Instrument 51-102 "Continuous Disclosure Obligations" of the Canadian Securities Administrators.

The financial information presented in this MD&A is derived from our audited consolidated financial statements for the years ended December 31, 2021 and 2020, which has been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and all dollar amounts herein are in thousands of United States dollars unless otherwise specified. This MD&A is dated as of March 9, 2022 and was reviewed by our Audit Committee and approved by our Board of Directors.

NON-GAAP FINANCIAL MEASURES

Our financial statements are prepared in accordance with IFRS. We use certain non-GAAP measures, which are defined below, to better assess our underlying performance. This MD&A makes reference to certain non-GAAP measures, specifically "Adjusted EBITDA", "Effective Margin" and "Total Funds Available". These measures are reviewed regularly by management and the Board of Directors in assessing our performance and in making decisions about ongoing operations. In addition, we use these measures to determine components of management compensation. We believe that these measures are also used by investors, analysts and other interested parties as an indicator of our operating performance. Readers are cautioned that these terms are not recognized GAAP measures and do not have a standardized GAAP meaning under IFRS and should not be construed as alternatives to IFRS terms, such as net income. Our definition of Adjusted EBITDA, Effective Margin and Total Funds Available will likely differ from that used by other companies and therefore comparability may be limited. Where applicable, we provide a reconciliation for these non-GAAP measure to the closest GAAP measure in the "Non-GAAP financial measures" section of this MD&A.

POINTS.COM INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS

FORWARD-LOOKING STATEMENTS

This MD&A contains or incorporates forward-looking statements within the meaning of United States securities legislation and forward-looking information within the meaning of Canadian securities legislation (collectively, "forward-looking statements"). These forward-looking statements include or relate to, among other things, plans we have implemented in response to the COVID-19 pandemic and its expected impact on us (including with respect to: cost saving measures that have been implemented, our liquidity and efforts to strengthen our balance sheet, expected impacts on transaction volumes, revenue, gross profit and profitability, the impact of our annual revenue guarantees, and our ability to deliver on our long-term goals), our growth strategies (including our ability to grow the number of loyalty program partners, cross-sell products and services to existing partners, and grow in-market partnerships), and our beliefs on the long-term sustainability of the loyalty industry, and may also include other statements that are predictive in nature, or that depend upon or refer to future events or conditions, and can generally be identified by words such as "may," "will," "expect," "anticipate," "continue," "intend," "plan," "believe," "estimate" or similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These statements are not historical facts but instead represent only our expectations, estimates and projections regarding future events.

Although we believe the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Undue reliance should not be placed on such statements. Certain material assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Known and unknown factors could cause actual results to differ materially from those expressed or implied in the forward-looking statements. In particular, uncertainty around the duration and scope of the COVID-19 pandemic and the impact of the pandemic and actions taken in response on global and regional economies, economic activity, and all elements of the travel and hospitality industry may have a significant and materially adverse impact on our business. In addition, the risks, uncertainties and other factors that may impact the results expressed or implied in such forward-looking statements include, but are not limited to: airline or travel industry disruptions, such as an airline insolvency and continued airline consolidation; our dependence on a limited number of large clients for a significant portion of our total revenue; potential changes in a country's or region's political climate, including the current hostilities in Eastern Europe; our reliance on contractual relationships with loyalty program partners that are subject to termination and renegotiation; our exposure to significant liquidity risk if we fail to meet contractual performance commitments; our ability to hire and retain key technical and management personnel; our ability to convert our pipeline of prospective partners or launch new products with new or existing partners as expected or planned; our dependence on various third-parties that provide certain solutions on our platform that we market to loyalty program partners; and the fact that our operations are conducted in multiple jurisdictions and in multiple currencies and as such dramatic fluctuations in exchange rates of the foreign currencies can have a dramatic effect on our financial results. In particular, refer to "Risks and Uncertainties" section below. These and other important assumptions, factors, risks and uncertainties are included in the press release announcing our fourth quarter and 2021 financial results, and those described in our other filings with applicable securities regulators, including our AIF, Form 40-F, annual and interim MD&A, and annual consolidated financial statements and interim condensed consolidated financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov.

POINTS.COM INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS

The forward-looking statements contained in this MD&A are made as at the date of this MD&A and, accordingly, are subject to change after such date. Except as required by law, we do not undertake any obligation to update or revise any forward-looking statements made or incorporated in this MD&A, whether as a result of new information, future events or otherwise.

BUSINESS OVERVIEW

Points is a global leader in providing technology-enabled solutions to the loyalty industry. We operate a portfolio of white-labelled products and services on a unified operating platform that facilitate the accrual or redemption of loyalty program currency (points or miles) for loyalty programs worldwide. Accrual transactions are typically focused on generating revenue for our loyalty program partners while redemption transactions are focused on offering additional engagement options for program members that are cost effective for the loyalty program.

At its simplest, our products and services benefit loyalty programs in the following ways: (1) driving high margin ancillary revenues through the sale of loyalty program currency, such as frequent flyer miles or hotel points, to end consumers or third parties; (2) providing efficient liability management to loyalty program operators by offering a wide range of non-core redemption options; and (3) enhancing loyalty program member engagement.

All of our products and services are operated off a single unified operating platform called the Loyalty Commerce Platform ("LCP"). The LCP provides broad access to loyalty transaction capabilities, program integration, offers and automated marketing, reporting and analytics, enterprise-grade security, and real-time fraud services. We have direct, real-time integrations into our partners' loyalty program databases that allow for member validation, information sharing, as well as the debit and/or credit of miles/points.

We engineered the LCP to be scalable and to grow beyond its current capabilities. The flexibility of the LCP enhances our ability to aggregate and anonymize the consolidated data flowing across the platform to facilitate and inform our automated marketing and merchandising efforts. In addition, this flexibility enables us to quickly launch new partners and services, expand product offerings or launch in new geographies in a cost-effective manner.

POINTS.COM INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS

We are a trusted partner to the world's leading loyalty programs, with approximately 60 commercial agreements or integrations with loyalty programs globally, including Southwest Airlines' Rapid Rewards, Marriott Bonvoy, Chase Ultimate Rewards, and the Emirates Skywards program. Most of our commercial contracts enable us to transact directly or indirectly with the loyalty programs' member base to facilitate the purchase, redemption or earning of loyalty currency online. Approximately 99% of our revenue is transaction based that we earn on the loyalty currency transactions we process.

Our organization integrates extensive knowledge and expertise in the loyalty and travel sectors with the agility and innovation of a technology start up, allowing us to better serve our loyalty program partners while maintaining our technical and marketing leadership. During the first quarter of 2021, we realigned our organizational, operational and internal reporting structures. As a result, we combined our Loyalty Currency Retailing, Platform Partners, and Points Travel operations, previously considered as three distinct operating units, into one segment. Our decision to change to a single operating unit resulted from various factors, including changes to our management structure and an increased focus on our platform to drive greater efficiencies in our business.

Our head office is in Toronto, Canada and we maintain offices in San Francisco, United States, London, England, Singapore and Dubai, United Arab Emirates. Points.com Inc.'s shares are listed on both the Toronto Stock Exchange ("TSX") under the trading symbol PTS and on the NASDAQ Capital Market under the trading symbol PCOM.

THE LOYALTY INDUSTRY

Since their inception, loyalty programs have changed the way consumers interact with their associated brands and how they purchase products and services. Overall loyalty program membership continues to grow. While the airline, hotel, specialty retail, and financial services industries continue to be dominant in loyalty programs in the US, smaller verticals, including the restaurant and drug store industries are beginning to see larger growth in their membership base. Businesses have leveraged loyalty programs to strengthen their brand, enrich relationships with existing customers, attract and engage new customers, and to deliver high margin revenue. We believe loyalty programs are seen both as strategic marketing assets and as highly profitable cash-generating businesses, particularly in the travel and financial services sectors.

As the prominence of loyalty program co-branded credit cards has increased over time, the size and profitability of the loyalty industry has grown significantly. Many loyalty programs, particularly in the airline and hospitality verticals, have long-term contracts with banks in which they sell significant volumes of points and miles to credit card companies to award to customers. Similar commercial arrangements now exist with loyalty programs and retailers who are looking to add loyalty as a consumer incentive. These types of commercial arrangements have established a large global loyalty industry fueled by the sale and redemption of loyalty currency.

POINTS.COM INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS

For the last several years, the majority of loyalty currency issued by airlines and hotels in North America is first sold to third parties at a high margin. For many North American airlines, their loyalty programs have generated significant revenues which can account for a significant proportion of overall airline profits. While loyalty programs must account for the issuance of this currency as a future obligation on their balance sheet to account for its eventual redemption, the cost of each mile or point is significantly lower than what they are sold for. At the same time, there is a need for loyalty programs to actively manage the resulting loyalty liability with cost-effective redemption options.

In past economic downturns, we have seen travel companies leverage their loyalty programs and related assets for additional liquidity. Within the current COVID-19 environment, the value of loyalty programs has remained resilient and we believe they are proving to be a crucial source of liquidity for many travel operators. In the first few months of the COVID-19 pandemic, we saw hospitality and airline operators pre-sell their points and miles to their co-branded credit card partners to generate incremental cash. In 2020, four major US airlines pledged their frequent flier programs as collateral to secure long-term debt financing. We believe these financings are indicative of the long-term sustainability and belief in the travel and loyalty industry, as the debt is secured by the current and future value of these loyalty programs. Broadly, we believe the health of the loyalty industry will continue to recover as the global economy recovers from the impacts of COVID-19.

HOW WE GROW OUR BUSINESS

Growing the Number of Loyalty Program Partners

Throughout most of our history, adding new loyalty program partners has been an important source of growth. Continuing to grow the number of Loyalty Program partners connected to our platform remains a key growth factor and important part of our strategy. As of December 31, 2021, we had commercial agreements or integrations with approximately 60 loyalty programs. Collectively, our network of loyalty program partners represents over 1 billion loyalty program accounts.

The majority of our loyalty program partners are global, with end consumers and transactions originating from around the world. For that reason, the LCP was designed and operates as a global e-commerce platform, providing multiple currency and payment options as well as language-specific end user experiences. We believe the continued investments we have made in our platform positions us well to add new loyalty program partners in other geographic markets.

Typically, we find our solutions competing with the internal technology departments of loyalty programs, leading to a "buy vs. build" decision. We have had success in displacing previously insourced solutions, particularly with our products and services that facilitate the sale of loyalty currency. Given this dynamic, the length of our sales cycle for these solutions can be difficult to predict.

POINTS.COM INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS

As the broader travel industry continues to recover from COVID-19, the value of certain new partners, products, and services that we bring to market may be lower than our expectations before the outbreak of COVID-19.

Cross-sell Existing Partners

We believe our existing network of loyalty program partners represents a significant opportunity to cross-sell additional products and services. At the beginning of a new loyalty program partnership, most programs will typically deploy a small subset of our portfolio of products and services. As we demonstrate the benefits of our platform, we focus sales efforts with these partners on additional services that best fit their program, typically with limited incremental marketing and sales resources required. We continue to focus on innovation to grow our business, including enhancing and optimizing existing products and services, developing new product and services, or co-creating new products and services with our loyalty program partners. As we launch new functionality and expand our offerings on our platform, we believe that our opportunity to cross-sell additional products and services to existing partners will increase

Growing In-Market Services

Our ability to grow our in-market services remains an important growth driver for us. Our revenue and gross profit are highly sensitive to marketing activity, which can drive substantial increases in transactions during promotional periods. We believe our continued investment and focus in our technology, data analytics, and automated marketing has been and will continue to be a key driver of future growth. We continue to focus on improving our ability to personalize member offers, optimize our in-market products and services, enhance the effectiveness of our marketing campaigns, and increase our partners' revenue and profitability while minimizing member communications.

We also believe there is significant opportunity to increase the market awareness for our products and services among loyalty program members. In addition, we indirectly benefit from the growth in our loyalty program partners member bases over time as well as the growth in the loyalty market in general.

Regional and Vertical Expansion

Approximately 80% of our loyalty program partners are frequent flyer or hospitality loyalty programs, with the remaining partners in the financial services, retail and coalition verticals. We believe there is additional  opportunity to grow and diversify our revenue by expanding the number of loyalty program partners we have in other verticals, specifically financial services.

In addition, approximately 80% of our loyalty program partners are based out of either North America, Europe or the Middle East. While we currently have a broad set of relationships with travel-based programs in these regions, we believe there are substantial growth opportunities to add additional loyalty program partners, particularly in the Asia Pacific and South American loyalty markets.

POINTS.COM INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS

HOW WE ANALYZE AND REPORT OUR RESULTS

Revenue and Direct Cost of Revenue

We principally generate transaction based revenue, which primarily consists of the retail value of loyalty currency we sell to loyalty program members, and to a lesser extent, a margin, commission or transaction fee that we earn on other loyalty currency transactions we process. We categorize our revenue in two ways, Principal revenue and Other partner revenue.

Principal Revenue

Principal revenue groups together several streams of revenue that we earn from loyalty programs and their customers.

Principal revenue is primarily earned from reseller transactions, where we sell loyalty program currency directly to program members at a retail rate while purchasing loyalty currency at a wholesale rate from the loyalty program partner. Our role as principal in the transaction is determined by the contractual arrangement in place with the loyalty program partner and their members. Under a principal arrangement, we obtain control of the loyalty currency prior to transferring it to the customer, and we typically provide the loyalty program partner an annual revenue guarantee for the term of the commercial agreement. In addition, we pay for all credit card related fees and assume all credit risk by providing real-time fraud detection and risk mitigation services. We also have a substantial level of responsibility with respect to marketing, analytics, pricing and commercial transaction support. Revenue earned under a principal arrangement is included in Principal revenue in our consolidated financial statements and represents the gross amount of the retail transaction collected from loyalty program members.

Also included in Principal revenue are service revenues earned for other transaction-based services we provide to loyalty programs or their members, including the ability to transfer miles to other program members, and services provided through technology-enabled solutions to partners to improve customer experience.

Lastly, Principal revenue includes recurring monthly hosting fees charged to loyalty program partners and other third parties on certain products and services. These fees are generally recognized evenly over the term of the commercial arrangement.

Other Partner Revenue

Other partner revenue is primarily transaction based revenue earned for facilitating the sale of loyalty currencies or other products and services to loyalty program members for which we take an agency role. We typically earn a commission on the gross amount of the retail transaction for loyalty currency sold to end consumers. In these arrangements, we typically take less risk in the relationship and have less control as it relates to the sale of loyalty currency to end consumers relative to our principal arrangements.

POINTS.COM INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS

Transaction revenues also includes commissions or transaction fees earned on certain accrual and redemption based transactions that we facilitate through our platform on behalf of loyalty program partners and other third parties, including loyalty incented hotel bookings and car rentals, exchange transactions between two programs, and other online shopping activity.

Direct Cost of Revenue

Direct cost of revenue primarily consists of the wholesale cost we pay to loyalty program partners for loyalty currency that we purchase as part of our principal arrangements. In addition, direct cost of revenue includes transaction processing costs, including credit card fees and certain fraud management expenses under our principal arrangements and certain agency partnerships. Lastly, direct cost of revenue includes certain sales commissions for business development staff, commissions paid to third parties, and certain marketing expenses that are variable with revenue.

Since our direct costs of revenue are transaction based, they will generally increase or decrease in line with the growth in principal revenue. Our wholesale pricing for loyalty currency is negotiated on a partner by partner basis and is typically locked in for the duration of the contract term with the loyalty program. Direct costs of revenue can also fluctuate with marketing activity based on the amount and level of promotional campaigns we put into market.

Operating Expenses

During the first quarter of 2021, we updated our expense classification to align the presentation with how we view our business internally and to make our reporting more relevant and comparable to other technology-enabled platform companies. Under the current presentation, Employment costs, Marketing and communications, Technology services and Other operating expenses are now reclassified as Sales and marketing, Research and development and General and administrative. As part of this reclassification, Foreign exchange gain/loss is no longer included in Total operating expenses. The prior period comparatives have been reclassified to conform to the current period presentation. The reclassification did not result in a change in Income (Loss) before income taxes for comparative periods presented.

Sales and Marketing

Sales and marketing expenses consist primarily of employment costs, including share-based compensation expense and other personnel related expenses, for business development, marketing, account management, data analytics, partner delivery and other partner and customer facing functions. Other costs within sales and marketing include travel-related expenses, marketing agency and brand management costs, certain corporate overhead allocations and other general marketing expenses.

Research and Development

Research and development expenses consist primarily of employment costs, including share-based compensation expense and other personnel related expenses, for product-related functions including product management, engineering, web design and development and product delivery resources. These costs also include certain corporate overhead allocations.

POINTS.COM INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS

General and Administrative

General and administrative expenses consist of employment costs, including share-based compensation expense and other personnel related expenses, for finance, accounting and treasury, legal, human resources, and the majority of our executive team. These costs also include corporate insurance, certain professional fees and software license costs, and other general corporate expenses.

Adjusted Earnings before Interest, Taxes, Depreciation and Amortization ("Adjusted EBITDA")

Adjusted EBITDA is a non-GAAP financial measure, which is defined as earnings before income tax, finance costs, depreciation and amortization, share-based compensation expense, foreign exchange gains or losses and impairment charges. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in our business performance. Adjusted EBITDA is used by management to assess our operating performance and is used to determine components of management compensation. We believe the presentation of Adjusted EBITDA is useful to investors and analysts as a supplemental measure to evaluate our operating performance. This measure does not have any standardized meaning under IFRS, and other issuers may calculate Adjusted EBITDA differently and should not be considered a substitute for Net Income, which we believe to be the most directly comparable IFRS measure.

Effective Margin

Effective margin is a non-GAAP ratio, which is calculated by dividing Adjusted EBITDA by Gross profit. We use Effective margin as a key internal measure of operating efficiency. This measure demonstrates our ability to generate profitability after we have funded operating expenses. Other issuers may calculate Effective Margin differently or use a different measure to assess operating efficiency.

Total Funds Available

Total funds available is a non-GAAP financial measure, which is defined as the sum of cash and cash equivalents, funds receivable from payment processors and cash held in trust. We use Total funds available as one of our key internal measures of assessing liquidity. Other issuers may use different measures to assess liquidity.

IMPACTS OF COVID-19

Since the onset of the COVID-19 pandemic nearly two years ago, there continues to be uncertainty regarding the duration and severity of the pandemic and the ability to control resurgences worldwide. The vast majority of our loyalty program partners operate in the travel industry and have seen their core operations materially impacted by the COVID-19 pandemic. Since the onset of the pandemic and throughout 2020, the impact of travel restrictions, bans and quarantine advisories globally forced many of our partners, including airlines, hotels and online travel agencies, to curtail their operations, layoff or furlough employees, and to seek government support or raise capital through other means, in order to continue operations. While we have seen signs of recovery from the pandemic in 2021, the longer-term impacts on our business, our loyalty program partners' operations, and the broader travel industry is still difficult to assess.

POINTS.COM INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS

The COVID-19 pandemic had a significant adverse impact on our financial performance in 2020 and continued to negatively impact our business in 2021. Starting in the middle of March 2020, our transaction levels and corresponding revenue and gross profit decreased significantly and were less predictable. Before the COVID-19 pandemic, a significant portion of our transactions were generated from marketing activity where the purchase of loyalty currency by program members was not tied to an immediate redemption. The proportion of our transactions resulting from this activity increased even further since the onset of the pandemic and has been an even greater contributor to our financial performance during this time, as transactions associated with immediate redemption activity decreased significantly.

In response to the reduction in our transaction volumes that we experienced at the onset of the pandemic, we implemented several measures to reduce costs, preserve cash, and strengthen our overall liquidity. These initiatives included pausing most hiring activity, significantly reducing discretionary spend and capital expenditures, suspending share buyback activity under our Normal Course Issuer Bid ("NCIB"), significantly reducing the funding of our restricted share unit ("RSU") plan, and amending our credit facility.

In addition, certain governments provided loans, wage subsidies, tax relief or other financial aid to help businesses during the pandemic. We participated in some of these programs, most notably the Canada Emergency Wage Subsidy program ("CEWS") throughout 2020 and in the first half of 2021. The actions we undertook to manage our business during the pandemic were intended to strike a balance between dealing with the challenges of COVID-19 and preserving cash while maintaining capacity to launch new partnerships and services to market. For this reason, we kept our resource levels relatively flat with pre-pandemic levels during 2020 to maintain capacity to deploy to new loyalty program partners and additional products and services to market.

Since March 2021, our business performance and associated transaction metrics started to experience sustained levels of improvement relative to the low point of the pandemic experienced from Q2 2020 to Q4 2020. Transactions associated with immediate redemption activity gradually increased throughout 2021 and were higher than what we experienced in 2020. This improved performance coincided with the rollout of vaccines globally and the curtailing of travel restrictions, particularly in the United States. Gross profit generated in the quarter ended December 31, 2021 increased for the fifth consecutive quarter and represented our highest quarterly gross profit over the last two years. As we have gained more confidence in our business performance and generated stronger financial results throughout 2021, we started to ease some of the spending restrictions we put in place at the onset of the pandemic, including hiring for new roles that are focused on growth.

POINTS.COM INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS

While we have seen signs of recovery in our business throughout 2021, our business could be adversely impacted if there are additional surges of COVID-19 cases, including those that arise from new variants, that result in further travel restrictions imposed by governments. We continue to monitor the impact of COVID-19 on our business, financial condition and operations, and on the broader travel industry. Refer to the "Risks and Uncertainties" section below.

SELECTED FINANCIAL INFORMATION

The following information is provided to give context for the broader comments elsewhere in this report.

	For the three months ended
(In thousands of US dollars, except share and per share amounts) (unaudited)	31-Dec-21	31-Dec-20	31-Dec-19
Principal revenue	$107,882	$51,257	$98,154
Other partner revenue	7,226	5,101	8,853
Total revenue	115,108	56,358	107,007
Gross profit	17,094	8,484	17,589
Total operating expenses	15,203	9,882	13,496
Finance and other income	52	106	181
Net income (loss)	1,532	(683)	2,758
Adjusted EBITDA[1]	5,475	362	7,193
Effective Margin[1]	32%	4%	41%
Earnings (Loss) per share
Basic	$0.10	$(0.05)	$0.21
Diluted	$0.10	$(0.05)	$0.20
Weighted average shares outstanding
Basic	14,942,792	13,227,407	13,333,597
Diluted	15,258,347	13,227,407	13,510,543
Total assets	$148,742	$112,030	$138,700
Total liabilities	89,790	76,811	99,508
Shareholders' equity	$58,952	$35,219	$39,192

1 Refer to the "Non-GAAP financial measures" section for definition and explanation.

POINTS.COM INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS

	For the year ended
(In thousands of US dollars, except share and per share amounts)	31-Dec-21	31-Dec-20	31-Dec-19
Principal revenue	$344,955	$196,905	$374,484
Other partner revenue	25,053	20,482	26,693
Total revenue	370,008	217,387	401,177
Gross profit	50,791	35,003	65,455
Total operating expenses	50,546	42,027	48,707
Finance and other income	226	379	908
Net loss (income)	(344)	(5,357)	11,889
Adjusted EBITDA[1]	12,097	3,141	21,469
Effective margin[1]	24%	9%	33%
(Loss) Earnings per share
Basic	$(0.02)	$(0.41)	$0.87
Diluted	$(0.02)	$(0.41)	$0.86
Weighted average shares outstanding
Basic	14,524,591	13,222,707	13,665,593
Diluted	14,524,591	13,222,707	13,812,066
Total assets	$148,742	$112,030	$138,700
Total liabilities	89,790	76,811	99,508
Shareholders' equity	$58,952	$35,219	$39,192

1 Refer to the "Non-GAAP financial measures" section for explanation and reconciliation to the closest GAAP figure.

2021 AND RECENT BUSINESS HIGHLIGHTS

We continued to execute against our new business pipeline during 2021, continuing the strong momentum from 2020. During the year ended December 31, 2021, we added new loyalty program partners, expanded several existing partnerships, strengthened our geographic reach in the Asia Pacific region ("APAC") and the middle east, and deployed new services developed during the pandemic.

New Partners Added

  In November, we announced a new multi-service and multi-year partnership with EVA Air's Infinity MileageLands program, representing our most comprehensive partnership with an APAC carrier to date. Under the partnership, Points will launch a broad set of products and services which will increase customer engagement and generate ancillary revenue streams for EVA Air. Our Buy product was launched at the inception of the partnership, with a series of additional loyalty solutions expected to be launched in 2022.
  In November, we announced a partnership with Rocket Travel, an industry-leading provider of bespoke, white-labelled travel booking platforms, in order to enhance the overall booking experience offered to our roster of loyalty program partners. As part of the partnership, Rocket Travel's hotel and car booking services will replace the services previously provided by the Points Travel solutions while still leveraging Points' LCP capabilities.

POINTS.COM INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
  In June, we launched our Exchange service with Bilt Rewards, a rewards program that allows renters to earn points on rent and build a path towards homeownership. Since the inception of the partnership, we have connected Bilt Rewards with our Loyalty Commerce Platform and enabled exchanges into 9 of our loyalty program partners, including American AAdvantage, Emirates Skywards, World of Hyatt, IHG Rewards, and Turkish Airlines' Miles & Smiles program.
  In April, we launched a new partnership with Mashreq Bank, a leading financial institution in the United Arab Emirates. Our new partnership enables members of the Mashreq Salaam program to exchange their points into Emirates Skywards miles.

Expanded Partnerships:

We continued to cross sell into existing partners while deploying new service innovations that were developed during the pandemic.

  Strengthened our long-term partnership with the Marriott Bonvoy program. In the fourth quarter of 2021, we expanded the reach of our existing Buy product. Points now powers Marriott's buy activity in the redemption flow, moving the existing channel onto Points' Loyalty Commerce Platform. In addition, in February 2022, we renewed our partnership with Marriott pursuant to a multi-year extension, which includes all current products and services currently in market.
  In November, renewed long-term partnership with Air France-KLM's Flying Blue program, one of Europe's largest frequent flyer programs, to a new multi-year agreement.
  Accelerate Anything - During 2021, we launched six additional deployments of our new Accelerate Anything product, which allows members to accelerate their current miles balance - regardless of how these miles were earned. Partners launched on this service in 2021 include Air Canada's Aeroplan, Air France-KLM's Flying Blue, Qatar Privilege Club, Etihad Guest, Copa Airlines' ConnectMiles and the Emirates Skywards program.
  During the year, we expanded the number of exchange opportunities across the platform. In addition to the new partnerships launched with Bilt and Mashreq Bank, we also expanded existing exchange programs on the platform, including the following
    Added Air Canada's Aeroplan program as an exchange option with both the Chase Ultimate Rewards program and the Choice Privileges program; and
    Enabled the Choice Privileges and Wyndham Rewards programs as exchange options for Citi Thankyou Rewards program members.
  Expanded our partnership with the Qatar Airways Privilege Club program. In addition to enabling out Accelerate Anything product, we also deployed our Hotel & Car Rewards product in April, enabling members to now earn and redeem their miles on both hotel bookings and car rentals.
  Launched Rapid Rewards Subscription Plan with Southwest Airlines in March, allowing members to build towards a pre-determined rewards balance through monthly points deposits.
  In January 2021, we expanded the reach of our Buy product with Spirit Airlines, giving members the ability to use their miles balance plus cash to top up seamlessly for flight awards.

POINTS.COM INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS

Corporate Amalgamation

In order to optimize our corporate tax structure, we completed an amalgamation of Points International Ltd. with its wholly-owned subsidiary, Points.com Inc., effective January 1, 2022. As part of this amalgamation process, the name of the public company legal entity was changed from Points International Ltd. to Points.com Inc.

REVIEW OF FOURTH QUARTER AND FULL YEAR 2021 PERFORMANCE

Revenue, Direct Cost of Revenue, and Gross Profit

	For the three months ended
(In thousands of US dollars) (Unaudited)	Dec 31, 2021	Dec 31, 2020	$ Variance	% Variance
Principal revenue	$107,882	$51,257	$56,625	110%
Other partner revenue	7,226	5,101	2,125	42%
Total revenue	115,108	56,358	58,750	104%
Less:
Direct cost of revenue	98,014	47,874	50,140	105%
Gross profit	$17,094	$8,484	$8,610	101%
Percentage of total revenue	15%	15%

	For the year ended
(In thousands of US dollars)	Dec 31, 2021	Dec 31, 2020	$ Variance	% Variance
Principal revenue	$344,955	$196,905	$148,050	75%
Other partner revenue	25,053	20,482	4,571	22%
Total revenue	370,008	217,387	152,621	70%
Less:
Direct cost of revenue	319,217	182,384	136,833	75%
Gross profit	$50,791	$35,003	$15,788	45%
Percentage of total revenue	14%	16%

Our Total revenue, Direct cost of revenue, and Gross profit continue to be impacted by the COVID-19 pandemic. While our financial results in 2021 remained below pre-COVID levels, we saw signs of recovery throughout 2021, generating record revenue in the quarter ended December 31, 2021.

Total revenue generated in the fourth quarter of 2021 was $115,108, a 104% increase over the prior year quarter. Total revenue for the year ended December 31, 2021 was $370,008, an increase of 70% over 2020. The year-over-year increases in revenue was primarily driven by organic growth from our existing partnerships, as transactions increased across most of our partners relative to 2020.  Revenue in 2021 was favourably impacted by improved performance of our marketing activity, and the easing of travel restrictions in some of our core geographic markets throughout 2021, which contributed to improvements in our non-promotional activity that is more closely associated with near term travel activity. While the majority of our loyalty program partners still remain below pre-pandemic performance levels based on full year 2021 performance, many of our hospitality based partners and several airline partners have exceeded their performance from 2019.

POINTS.COM INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS

Direct cost of revenue for the quarter and year ended December 31, 2021 increased 105% and 75% over the comparable prior year periods, respectively. The increases were relatively in line with the year-over- year increase in Principal revenue for both periods.

Gross profit in the fourth quarter of 2021 was $17,094, an increase of 101% over the prior year quarter and represented the highest quarterly gross profit over the last eight quarters. Gross profit for the year ended December 31, 2021 was $50,791, an increase of $15,788 or 45% over the prior year. The year-over-year improvements in Gross profit were driven by increased transactions across most partners, resulting from improved performance of our marketing activity and the continued recovery of the travel industry from COVID-19 in our core geographic markets, particularly the United States. In addition, our Tier Status product, which was re-introduced into market in 2021 on a limited basis, contributed to the year-over-year increase in gross profit in the fourth quarter. This product, which is seasonal in nature and generally offered during the fourth quarter, was not in market during the fourth quarter of 2020 as airlines extended status to members free of charge due to the impact of COVID-19.

In the fourth quarter ended December 31, 2021, Gross profit as a percentage of total revenue was 15%, in line with the prior year quarter. Gross profit as a percentage of total revenue for the year ended December 31, 2021 was 14% in 2021, compared to 16% in the prior year. The year-over-year decrease was largely due to the relative mix of principal and agency sales relative to the prior year period.

Operating Expenses

	For the three months ended
(In thousands of US dollars) (Unaudited)	Dec 31, 2021	Dec 31, 2020	$ Variance	% Variance
Sales and marketing	$5,491	$3,942	$1,549	39%
Research and development	4,262	2,508	1,754	70%
General and administrative	4,412	2,254	2,158	96%
Depreciation and amortization	1,038	1,178	(140)	(12%)
Total operating expenses	$15,203	$9,882	$5,321	54%

	For the year ended
(In thousands of US dollars)	Dec 31, 2021	Dec 31, 2020	$ Variance	% Variance
Sales and marketing	$17,880	$14,242	$3,638	26%
Research and development	13,301	10,725	2,576	24%
General and administrative	14,392	10,403	3,989	38%
Depreciation and amortization	4,545	4,859	(314)	(6%)
Impairment charges	428	1,798	(1,370)	(76%)
Total operating expenses	$50,546	$42,027	$8,519	20%

POINTS.COM INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS

At the beginning of the COVID-19 pandemic, we participated in wage subsidy programs, most notably the CEWS program, which provides additional payroll funding for businesses that have been impacted by COVID-19. During 2021, we recorded a benefit from wage subsidies that reduced operating expenses by $1,854, compared to a benefit of $5,260 in the prior year, a reduction of $3,406. In the fourth quarter of 2021, we did not record any wage subsidies compared to a benefit of $1,152 recorded in the comparable prior year quarter. Our participation in the CEWS program ended in the second quarter of 2021 and we did not collect any subsidies during the second half of 2021. At this time, we do not anticipate collecting any further wage subsidies based on our financial performance.

As we continued to see signs of recovery from COVID-19 and improvement in our financial performance throughout 2021, we started to gradually ease some of the spending restrictions on discretionary spend we put in place at the outset of the pandemic. We continue to monitor expenses against our performance and continue to realize cost savings as a result of decreased travel and other expenses that we would have typically incurred at higher levels before the COVID-19 pandemic.

The year-over-year increase in total operating expenses was largely the result of lower wage subsidies recorded in 2021 compared to 2020 and the gradual easing of spending restrictions implemented at the onset of the pandemic, which included additional resources added during the year and increased share based compensation. The year-over-year increase in total operating expenses was partially offset by an impairment charge of $1,798 related to the legacy Points Travel CGU we recorded in the second quarter of 2020.

Sales and Marketing

On a year-over-year basis, sales & marketing expenses for the quarter and year ended December 31, 2021 increased 39% and 26%, respectively. The year-over-year increases were primarily due to lower subsidies recorded during the current year periods and increased personnel related expenses, including the impact of incremental resources added in 2021 to focus on delivering new services, and increased share based compensation. During the year ended December 31, 2021, we recorded a benefit related to wage subsidies of $708, that was recorded as an offset to Sales and marketing expenses compared to $2,331 in the prior year. No wage subsidies were recorded in the quarter ended December 31, 2021, compared to $541 recorded in the comparable prior year quarter.

Included in Sales and marketing expenses in the fourth quarter of 2021 was share-based compensation expenses of $623 compared to $194 in the prior year quarter. Shared-based compensation included in Sales and marketing expenses for the full year 2021 was $1,631 compared to $855 in 2020.

Research and Development

For the quarter ended December 31, 2021, Research and development expenses increased $1,754 or 70% to $4,262. For the year ended December 31, 2021, Research and development expenses increased $2,576 or 24% compared to 2020. The increases from the comparable prior year periods were largely the result of lower wage subsidies recorded in the current year periods, increased personnel related expenses due to incremental resources added throughout 2021, higher share-based compensation, and higher technology services costs. During the prior year quarter, we recorded a benefit related to wage subsidies of $373 that was recorded as an offset to Research and development expenses, versus nil in the current quarter. In the full year ended December 31, 2021, we recorded a benefit related to wage subsidies of $822 compared to $1,892 recorded in the prior year.

POINTS.COM INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS

Share-based compensation expenses included in research and development expenses were $417 (2020 - $33) and $998 (2020 - $595) for the quarter end year ended December 31, 2021, respectively.

General and Administrative

For the quarter ended December 31, 2021, General and administrative expenses increased $2,158 or 96% to $4,412. General and administrative expenses for the year ended December 31, 2021 increased $3,989 or 38% compared to 2020. The increase from the comparable prior year periods was largely due to lower wage subsidies received during the current year periods and the gradual easing of certain spending restrictions during the year, including increased share-based compensation expenses and the impact of incremental resources added during the year. We recorded a benefit related to wage subsidies of $238 during the prior year quarter that was recorded as an offset to General and administrative expenses versus nil in the current quarter. For the year ended December 31, 2021, we recorded a benefit related to wage subsidies of $324 compared to $1,037 in the prior year.

Included in General and administrative expenses in the fourth quarter of 2021 was share-based compensation expenses of $1,454, compared to $249 in the prior year quarter. For the full year ended December 31, 2021, share-based compensation expenses included in General and administrative expenses was $4,024 compared to $1,679 in the prior year. The increase in share-based compensation expense over the prior year periods was largely due to spending restrictions implemented at the onset of the pandemic which were prevalent throughout 2020, including lower grants of restricted share units during the year.

Depreciation and Amortization

For the quarter ended December 31, 2021, Depreciation and amortization expenses was $1,038, which decreased by $140 or 12% from the prior year quarter, mainly due to certain intangible assets that were fully amortized in early 2021, resulting in lower intangible assets amortization expense.

For the year ended December 31, 2021, Depreciation and amortization expense was relatively flat with the prior year, decreasing $314 or 6% to $4,545.

POINTS.COM INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS

Impairment Charges

Intangible Asset Impairment

During the third quarter of 2021, we identified impairment indicators for a finite-life intangible asset under development and concluded that the specific asset was impaired. The cause of the impairment was due to impacts of COVID-19 resulting in a shift in product priorities with certain loyalty program partners during the pandemic. As at September 30, 2021, we assessed the recoverability of this asset to be nil and recorded an impairment charge of $428. The conditions that gave rise to the impairment were specific to the impaired intangible asset and not present for our other assets. Based on the facts and circumstances present as at September 30, 2021 and December 31, 2021 and our qualitative assessment, we concluded that there was no impairment to our other assets or goodwill.

Goodwill and Cash Generating Unit ("CGU") Impairment

The outbreak of COVID-19 had a significant negative impact on our transaction volumes and revenue commencing in the first quarter of 2020 and throughout the second quarter of 2020. In particular, our legacy Points Travel CGU experienced the largest negative impact. As at June 30, 2020, it was determined that the recoverable amount of the legacy Points Travel CGU was lower than the carrying amount. As a result, we recorded an impairment charge of $1,798 in the second quarter of 2020, including the write-down of goodwill of $1,449, right-of-use assets of $150, prepaid expenses, deposits and other assets of $172 and intangible assets of $27. The primary cause for the impairment was the severe downturn in the travel industry as a result of the COVID-19 pandemic, operating results during the second quarter of 2020 was lower than expectations and the updated travel industry forecasts were projecting a longer recovery period than what was originally expected at the beginning of the pandemic.

Other Income and Expenses

	For the three months ended
(In thousands of US dollars) (Unaudited)	Dec 31, 2021	Dec 31, 2020	$ Variance	% Variance
Foreign exchange gain	$(7)	$(375)	$368	(98%)
Finance and other income	(52)	(106)	54	(51%)
Finance costs	69	252	(183)	(73%)
Income tax expense (recovery)	$349	$(486)	$835	(172%)

	For the year ended
(In thousands of US dollars)	Dec 31, 2021	Dec 31, 2020	$ Variance	% Variance
Foreign exchange loss (gain)	$478	$(671)	$1,149	(171%)
Finance and other income	(226)	(379)	153	(40%)
Finance costs	353	843	(490)	(58%)
Income tax recovery	$(16)	$(1,460)	$1,444	(99%)

POINTS.COM INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS

Foreign exchange gain/loss

We are exposed to Foreign Exchange ("FX") risk as a result of transactions in currencies other than our functional currency, the US dollar. Unrealized FX gains and losses arise from the revaluation of our balance sheet at the period end rate and realized FX gains and losses arise from the settlement of non-US dollar transactions, are recorded in the consolidated statements of comprehensive income (loss) for the period. We hold balances in foreign currencies (e.g. non-US dollar denominated cash, funds receivable from payment processors, accounts receivable, accounts payable and accrued liabilities and deposits) that give rise to exposure to FX risk.

The majority of our revenues for the year ended December 31, 2021 were transacted in US dollars. We also generate revenues in Euros, British Pounds, Canadian dollars, Japanese Yen and other currencies. The direct cost of revenue is primarily denominated in the same currency as the revenue earned, minimizing the FX exposure related to these currencies. Operating expenses are incurred predominantly in Canadian dollars, exposing us to FX risk. We enter into FX forward contracts to mitigate our exposure to the Canadian dollar.

For the quarter ended December 31, 2021, we recorded a foreign exchange gain of $7 compared to a foreign exchange gain of $375 in the comparable prior year period. For the year ended December 31, 2021, we recorded a foreign exchange loss of $478 compared to a foreign exchange gain of $671 in the year ended 2020. Foreign exchange gains and losses fluctuate from period to period due to movements in foreign currency rates and non-USD balances held.

Finance and other income

Finance and other income mainly consist of interest earned on cash and cash equivalents and rent subsidies. Finance and other income in the fourth quarter of 2021 was $52 compared to $106 in the comparable prior year period. Finance and other income for the year ended December 31, 2021 was $226 compared to $379 in 2020. The year-over-year decreases were primarily due to a decline in short term interest rates beginning in March 2020.

Finance costs

Finance costs mainly consist of interest expense related to lease liabilities, standby fees and interest expense on the credit facility. Finance costs in the fourth quarter of 2021 was $69, compared to $252 in the comparable prior year period. Finance costs in 2021 was $353, a decrease of $490 or 58% over the prior year. The year-over-year decreases were due largely to lower interest charges related to lower borrowings during the period and the repayment of remaining borrowings on our credit facility in March 2021.

POINTS.COM INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS

Income tax expense (recovery)

We are subject to income tax in multiple jurisdictions and assess our taxable income to ensure eligible tax deductions are fully utilized. In the fourth quarter of 2021, we recorded an income tax expense of $349 compared to an income tax recovery of $486 in the prior year quarter. The increase in income tax expense was due to an increase in income before tax over the prior year, primarily driven by improved performance during the current year period. During the year ended December 31, 2021, we recorded an income tax recovery of $16 compared to a recovery of $1,460 in the prior year. The decrease in income tax recovery was primarily attributable to a decrease in loss before tax compared to prior year.

Net income (loss) and Earnings (Loss) per share

	For the three months ended
(In thousands of US dollars, except per share amounts) (unaudited)	Dec 31, 2021	Dec 31, 2020	$ Variance	% Variance
Net income (loss)	$1,532	$(683)	$2,215	(324%)
Earnings (loss) per share
Basic	$0.10	$(0.05)	$0.15	(300%)
Diluted	$0.10	$(0.05)	$0.15	(300%)

	For the year ended
(In thousands of US dollars, except per share amounts)	Dec 31, 2021	Dec 31, 2020	$ Variance	% Variance
Net loss	$(344)	$(5,357)	$5,013	(94%)
Loss per share
Basic	$(0.02)	$(0.41)	$0.39	(95%)
Diluted	$(0.02)	$(0.41)	$0.39	(95%)

We generated Net income of $1,532 for the quarter ended December 31, 2021 compared to a Net loss of $683 in the comparable prior year quarter. For the year ended December 31, 2021, we generated a Net loss of $344 compared to a Net loss of $5,357 in the prior year. The improvements in the current year periods relative to the comparable prior year periods was primarily due to an increase in gross profit, partially offset by higher operating expenses.

Basic earnings (loss) per share are calculated on the basis of the weighted average number of outstanding common shares for the period. For the quarter ended December 31, 2021, the weighted average number of outstanding common shares for basic and diluted earnings per share was 14,942,792 common shares and 15,258,347 common shares, respectively. For the quarter ended December 31, 2020, the weighted average number of outstanding common shares for basic and diluted loss per share was 13,227,407 common shares. The weighted average number of outstanding common shares for basic and diluted loss per share for the year ended December 31, 2021 was 14,524,591 common shares, compared with 13,222,707 common shares for the year ended December 31, 2020. The increases in weighted average number of outstanding common shares for the quarter and year ended December 31, 2021 over the comparable prior year periods were mainly due to the public offering of 1,687,510 common shares in March 2021.

POINTS.COM INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS

Basic and diluted earnings per share was $0.10 for the quarter ended December 31, 2021 compared to basic and diluted loss per share of $0.05 for the comparable prior year period. Basic and diluted loss per share was $0.02 for the year ended December 31, 2021 compared to basic and diluted loss per share of $0.41 for the year ended December 31, 2020.

NON-GAAP FINANCIAL MEASURES

Adjusted EBITDA and Effective Margin

We have reconciled Adjusted EBITDA to the most comparable IFRS measure as follows:

Reconciliation of Net Income (Loss) to Adjusted EBITDA

	For the three months ended
(In thousands of US dollars) (unaudited)	Dec 31, 2021	Dec 31, 2020	$ Variance	% Variance
Net income (loss)	$1,532	$(683)	$2,215	(324%)
Income tax expense (recovery)	349	(486)	835	(172%)
Finance costs	69	252	(183)	(73%)
Depreciation and amortization	1,038	1,178	(140)	(12%)
Foreign exchange gain	(7)	(375)	368	(98%)
Share-based compensation expense	2,494	476	2,018	424%
Adjusted EBITDA	$5,475	$362	$5,113	1,412%

	For the year ended
(In thousands of US dollars) (unaudited)	Dec 31, 2021	Dec 31, 2020	$ Variance	% Variance
Net loss	$(344)	$(5,357)	$5,013	(94%)
Income tax recovery	(16)	(1,460)	1,444	(99%)
Finance costs	353	843	(490)	(58%)
Depreciation and amortization	4,545	4,859	(314)	(6%)
Foreign exchange loss (gain)	478	(671)	1,149	(171%)
Share-based compensation expense	6,653	3,129	3,524	113%
Impairment charges	428	1,798	(1,370)	(76%)
Adjusted EBITDA	$12,097	$3,141	$8,956	285%

POINTS.COM INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS

For the quarter ended December 31, 2021, Adjusted EBITDA was $5,475 compared to $362 in the comparable prior year quarter. For the year ended December 31, 2021, Adjusted EBITDA was $12,097 compared to $3,141 generated in 2020. The increases in Adjusted EBITDA over the prior year periods were largely due to increases in Gross profit, partially offset by higher operating expenses due to reduced wage subsidies recognized in the current year and the easing of certain expense restrictions during 2021 that were implemented at the onset of the pandemic in March 2020.

	For the three months ended
(In thousands of US dollars) (Unaudited)	Dec 31, 2021	Dec 31, 2020	$ Variance	% Variance
Gross profit	$17,094	$8,484	$8,610	101%
Adjusted EBITDA	$5,475	$362	$5,113	1,412%
Effective margin	32%	4%

	For the year ended
(In thousands of US dollars) (Unaudited)	Dec 31, 2021	Dec 31, 2020	$ Variance	% Variance
Gross profit	$50,791	$35,003	$15,788	45%
Adjusted EBITDA	$12,097	$3,141	$8,956	285%
Effective margin	24%	9%

Effective margin is a non-GAAP financial measure and is calculated as Adjusted EBITDA divided by Gross profit. The most directly comparable GAAP measure is Net income (loss) divided by Gross profit. Our Effective margin for the quarter and year ended December 31, 2021 was 32% and 24%, respectively, compared to 4% and 9% for the comparable prior year periods. Effective margin in the prior year periods reflected the significant adverse impact the COVID-19 pandemic had on our transaction levels and resulting gross profit. Improvements in our Effective margin in 2021 reflected the continued recovery from COVID-19 throughout 2021, as the growth in Gross Profit outpaced the growth in operating expenses.

Total funds available

Total funds available is a non-GAAP financial measure, which we calculate as the sum of cash and cash equivalents, funds receivable from payment processors and cash held in trust.

Consolidated Balance Sheet Data as at
(In thousands of US dollars)	Dec 31, 2021	Dec 31, 2020	$ Variance	% Variance
Cash and cash equivalents	$99,648	$73,070	$26,578	36%
Cash held in trust	1,427	280	1,147	410%
Funds receivable from payment processors	7,741	5,795	1,946	34%
Total funds available	$108,816	$79,145	$29,671	37%

Refer to Liquidity and Capital Resources section for further details.

POINTS.COM INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS

LIQUIDITY AND CAPITAL RESOURCES

Our sources of liquidity are primarily our total funds available, cash provided from operating activities, and any borrowings we may have under our credit facility. Total funds available was $108,816 as at December 31, 2021, compared to $79,145 as at December 31, 2020, which included $15,000 of borrowings on our credit facility. The increase in total funds available as at December 31, 2021 compared to 2020 year end was primarily due to the closing of our equity offering in March 2021 for net cash proceeds of $23,275, net of underwriters' fees and other share issuance costs of the offering, and to a lesser extent, higher gross sales activity at the end of 2021 relative to the end of 2020, partially offset by the repayment of $15,000 on the senior secured credit facility. Total funds available can fluctuate between periods due to changes in working capital balances, the timing of promotional activity and partner payments, and the timing of receipts from our payment processors.

Historically, we have been able to generate sufficient cash through normal course operations to fund capital expenditure needs, current operating and working capital requirements, purchases of shares under our NCIB and purchases of shares held in trust for future settlement of RSUs. Our ability to generate sufficient cash flows and/or obtain additional sources of funding may be affected by the risks and uncertainties discussed within this MD&A.

In the first quarter of 2020, as a precautionary measure and response to the onset of the COVID-19 pandemic, we drew down $40,000 from our previously undrawn senior secured credit facility. Since that initial drawdown, we repaid $5,000 in each of the second and third quarter of 2020, and an additional repayment of $15,000 in the fourth quarter of 2020, bringing the balance down to $15,000 as at December 31, 2020. The remaining $15,000 of borrowings was repaid in the first quarter of 2021.

Equity Financing

In March 2021, we completed an underwritten public offering of 1,687,510 shares at a price of CA$18.75 per share, for aggregate gross proceeds of $25,129, which includes the exercise in full by the underwriters of their over-allotment option. The total net proceeds of the equity financing was $23,767, after deducting underwriters' fees and other share issuance costs of the offering of $1,854 and net of tax recovery of $492.

Credit Facility

On December 10, 2019, we entered into a $50,000 senior secured revolving credit facility with the Royal Bank of Canada and the Bank of Nova Scotia. This credit facility is available for general corporate purposes, including the financing of working capital, capital expenditures, and acquisitions. The credit facility has a three-year maturity with no fixed repayment dates prior to the end of the three-year term ending December 10, 2022. Borrowings under the credit facility are secured by a first charge over substantially all of our assets. Depending on the type of advance, interest rates under the credit facility are based on Canada prime rate, US base rate, Bankers' Acceptance (BA), London Interbank Offered Rate (LIBOR) or Euro Interbank Offered Rate (EURIBOR) plus an additional 0.75% to 2.00%.

POINTS.COM INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS

On November 23, 2020, we entered into an agreement with our lenders to amend our existing senior secured credit facility (the "Amendment"). Under the terms of the Amendment, the net senior leverage ratio, the interest coverage ratio, and the fixed charge coverage ratio, were replaced through to June 30, 2021 with a Minimum Adjusted EBITDA and a Minimum Liquidity test, where we further agreed to extend the Minimum Adjusted EBITDA test two additional quarters. In addition, we agreed to reduce the facility size from $50,000 to $40,000. We also agreed to not initiate any purchases under our NCIB and to restrict payments related to our RSU plan up to June 30, 2021. The amended credit facility also included an anti-cash hoarding clause, which required a repayment of excess cash borrowings when our unrestricted cash and cash equivalents, plus amounts receivable from payment processors less amounts owing to loyalty partners, exceeded $25,000. Beginning in the third quarter of 2021, this amount was increased to $30,000. On November 10, 2021, we entered into an agreement with our lenders to further amend our senior secured credit facility to revise the Minimum Adjusted EBITDA requirement for the fourth quarter of 2021.

Under the Amendment on November 23, 2020, we have negotiated with our lenders to replace London Interbank Offered Rate (LIBOR) with the Secured Overnight Financing Rate (SOFR) as the recommended benchmark replacement. Drawdowns and advances under the amended credit facility are based on Canada prime rate, US base rate, Bankers' Acceptance (BA), Secured Overnight Financing Rate (SOFR) or Euro Interbank Offered Rate (EURIBOR) plus an additional 1.75% to 2.75%.

As at December 31, 2021, we did not have any borrowings on the credit facility (December 31, 2020 - $15,000) and we were in compliance with all applicable covenants contained in the amended credit facility.

Normal Course Issuer Bid

On September 9, 2021, we renewed our NCIB program to repurchase for cancellation up to 746,992 common shares, representing approximately 5% of our issued and outstanding common shares as of August 31, 2021. In connection with this, we also renewed our Automatic Share Purchase Plan. While we have not been active with buying back shares since the onset of the pandemic and do not intend to be in the near term, the renewal positions us to initiate activity opportunistically as part of our capital allocation program.

During the year ended December 31, 2021, we did not repurchase and cancel any common shares under our NCIB program. During the year ended December 31, 2020, we repurchased and cancelled 67,483 common shares at an aggregate purchase price of $1,042, resulting in a reduction of share capital and contributed surplus of $238 and $804, respectively.

POINTS.COM INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS

Sources and Uses of Cash

	For the three months ended
(In thousands of US dollars) (unaudited)	Dec 31, 2021	Dec 31, 2020	$ Variance	% Variance
Operating activities	$15,296	$25,773	$(10,477)	(41%)
Investing activities	(349)	(275)	(74)	27%
Financing activities	(948)	(15,369)	14,421	(94%)
Effects of exchange rates	456	(1,075)	1,531	(142%)
Change in cash and cash equivalents	$14,455	$9,054	$5,401	60%

	For the year ended
(In thousands of US dollars)	Dec 31, 2021	Dec 31, 2020	$ Variance	% Variance
Operating activities	$26,129	$(5,026)	$31,155	(620%)
Investing activities	(1,784)	(2,287)	503	(22%)
Financing activities	1,447	11,523	(10,076)	(87%)
Effects of exchange rates	786	(1,105)	1,891	(171%)
Change in cash and cash equivalents	$26,578	$3,105	$23,473	756%

Operating Activities

Cash flows from operating activities are primarily generated from funds collected from the sale of loyalty currency to program members through the products and services we offer and are reduced by cash payments to loyalty partners and payment of operating expenses. Cash flows from operating activities may vary significantly between periods due to changes in working capital balances, the timing of our promotional activity and partner payments, and the timing of receipts from our payment processors.

Cash flows provided by operating activities for the three months ended December 31, 2021 were $15,296, compared to $25,773 in the comparable prior year period.

Cash flows provided by operating activities were $26,129 for the year ended December 31, 2021, compared to cash flows used in operating activities of $5,026 in the prior year. The increase of $31,155 was mainly due to the impact of higher sales activity at the end of 2021 relative to the end of 2020, largely due to the continued recovery from the COVID-19 pandemic, partially offset by the receipts under the CEWS program of $4,801 as at December 31, 2020.

Investing Activities

Cash flows used in investing activities typically include the purchase of hardware, software, and other fixed assets, as well as internally developed intangible assets, which include capitalized development efforts focused on developing new products and services or adding new capabilities to our existing products and services.

POINTS.COM INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three months ended December 31, cash flows used in investing activities in 2021 and 2020 were $349 and $275, respectively. Cash flows used in investing activities during the year ended December 31, 2021 decreased 22% over the prior year to $1,784. The year-over-year decrease in 2021 was mainly due to higher levels of capitalization in the prior year related to internally developed intangible assets.

Financing Activities

Cash flows used in financing activities for the three months ended December 31, 2021 were $948, compared to $15,369 in the comparable prior year period. The decrease in cash flows used in financing activities over the prior year period was mainly due to the repayment of $15,000 of borrowings under our senior credit facility during the fourth quarter of 2020.

For the year ended December 31, 2021, cash flows provided by financing activities was $1,447, which was primarily driven by net cash proceeds of $23,275 received from our public share offering which closed on March 29, 2021, partially offset by the repayment of $15,000 of borrowings under our senior credit facility during the first quarter of 2021. In addition, we paid withholding taxes on the net settlement of RSUs of $2,527 and purchased shares for future RSU settlements of $3,257. Financing activities for 2021 also reflect the payment of principal portion of lease obligations of $1,231.

Cash flows provided by financing activities during the year ended December 31, 2020 was $11,523, which included a draw down of $40,000 from our previously undrawn senior secured credit facility in March 2020 and the subsequent aggregate repayments of $25,000 throughout the second, third and fourth quarters of 2020. Financing activities for the year ended December 31, 2020 also reflect the repurchase of 67,483 common shares for cancellation under our NCIB for $1,042 and withholding taxes paid on the net settlement of RSUs of $1,209. As a result of the COVID-19 pandemic, we took measures in the second half of March 2020 to suspend future share buyback activity under our NCIB and pause funding of our RSU plan. Financing activities for 2020 also reflect the payment of principal portion of lease obligations of $1,293.

POINTS.COM INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS

Contractual Obligations and Commitments

(In thousands of US dollars)	Total	Year 1	Year 2	Year 3	Year 4	Year 5+
Revenue guarantees to loyalty partners(1)(2)	$418,696	$164,658	$167,225	$86,813	$-	$-
Unconditional purchase obligations(3)	$1,858	$994	$756	$108	$-	$-

(1) For certain loyalty partners, we guarantee a minimum level of points/miles purchases for each contract year, over the duration of the contract term with the loyalty partner. We evaluate each guarantee at each reporting date and at the end of each contract year, to determine if the guarantee will be met for that respective contract year.

(2) The guarantees and commitments schedule is prepared on a rolling 12-month basis. If a revenue guarantee has been met, it is removed from the disclosure above.

(3) We are committed to service agreements with minimum or fixed spend commitments with certain vendors.

Revenue guarantees represent contractual commitments on the minimum value of transactions processed over the term of our agreements with certain loyalty program partners. Under this type of guarantee, in the event that the sale of loyalty program currencies is less than the guaranteed amounts, we would be obligated to purchase additional miles or points from the loyalty program partner equal to the value of the revenue commitment shortfall. We fund our principal revenue obligations through working capital.

The COVID-19 pandemic continues to negatively impact our business performance, which could have an adverse impact on our ability to meet the minimum value of transactions we have committed to in certain contracts with our loyalty program partners. At this time, we do not believe there will be a significant impact on our liquidity in the event where revenue guarantees are not met due to certain provisions in our contracts. However, this may change depending on the length, severity and potential outcomes of the COVID-19 pandemic, and we will continue to monitor business performance in the context of these commitments.

Financial Instruments

We have customers and suppliers that transact in currencies other than the US dollar which gives rise to a risk that earnings and cash flows may be adversely affected by fluctuations in FX exchange rates. We are primarily exposed to the Canadian dollar, the Euro, Japanese Yen and the British Pound. Revenues earned from our partners based in Canada are contracted in and paid in Canadian dollars. We use these funds to fund the Canadian operating expenses thereby reducing our exposure to foreign currency fluctuations.

As part of our risk management strategy, we enter into FX forward contracts extending out to approximately one year to reduce the FX risk with respect to Canadian dollar denominated disbursements. These contracts have been designated as cash flow hedges. We do not use derivative instruments for speculative purposes.

POINTS.COM INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS

For a derivative instrument designated as a cash flow hedge, the effective portion of the derivative's gain or loss is initially reported as a component of other comprehensive income and is subsequently recognized in income when the hedged exposure affects income. Any ineffective portion of the derivative's gain or loss is recognized in net income. For the year ended December 31, 2021, we reclassified a gain of $833, net of tax, from other comprehensive loss into net loss (2020 - reclassified a loss of $282, net of tax, from other comprehensive income into net loss). The cash flow hedges were effective for accounting purposes during the year ended December 31, 2021. Realized gains from our hedging activities in 2021 were driven by the changes in the relative strength of the US dollar compared to the Canadian dollar.

As at December 31, 2021, forward contracts with a notional value of $25,417 (December 31, 2020 - $18,830) and in a net liability position of $164 (2020 - net asset position of $827), with settlement dates extending to December 2022, have been designated as cash flow hedges for hedge accounting treatment under IFRS 9, Financial Instruments. These contracts are intended to reduce the FX risk with respect to anticipated Canadian dollar denominated expenses. Refer to Note 20 in our December 31, 2021 consolidated financial statements for further details.

Near term expiry of Options

We do not have any options that are due to expire within 12 months from the date of this MD&A.

POINTS.COM INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS

BALANCE SHEET

(In thousands of US dollars)
Consolidated Balance Sheet Data as at	Dec 31, 2021	Dec 31, 2020
Cash and cash equivalents	$99,648	$73,070
Cash held in trust	1,427	280
Funds receivable from payment processors	7,741	5,795
Accounts receivable	13,099	3,559
Prepaid taxes	205	1,760
Prepaid expenses, deposits and other assets	4,366	3,075
Total current assets	$126,486	$87,539
Property and equipment	1,076	1,529
Right-of-use assets	980	1,862
Intangible assets	10,355	12,130
Goodwill	5,681	5,681
Deferred tax assets	4,164	3,087
Other assets	-	202
Total non-current assets	$22,256	$24,491
Total assets	$148,742	$112,030

Accounts payable and accrued liabilities	$9,307	$5,766
Income taxes payable	1,560	489
Payable to loyalty program partners	75,275	50,629
Current portion of lease liabilities	1,136	1,156
Current portion of other liabilities	1,466	847
Current portion of long term debt	-	3,500
Total current liabilities	$88,744	$62,387

Long term debt	-	11,500
Lease liabilities	27	1,136
Other liabilities	34	57
Deferred tax liabilities	985	1,731
Total non-current liabilities	$1,046	$14,424
Total shareholders' equity	$58,952	$35,219
Total liabilities and shareholder's equity	$148,742	$112,030

Cash and cash equivalents

Cash and cash equivalents balance increased $26,578 compared to the end of 2020. The increase in cash and cash equivalents was largely due to net cash proceeds of $23,275 received from our public share offering in March 2021 and an increase in sales activity relative to the end of 2020, partially offset by the repayment of $15,000 of borrowings from our senior credit facility.

POINTS.COM INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS

Cash held in trust

Cash held in trust represents funds received from customers, primarily Canadian, not yet remitted to service providers for certain travel related products in accordance with certain geographic regulatory requirements. As at December 31, 2021, the balance for cash held in trust was $1,427, an increase of $1,147 compared to the end of 2020, mainly due to the increase in transaction volumes in the travel related products compared to year end 2020.

Funds receivable from payment processors

Funds receivable from payment processors represents the gross value of retail transactions, or gross sales, charged to and paid by end consumers that are held with our payment processors. On average, cash collected from end consumers is typically deposited into our bank accounts by our payment processors three business days from the date of sale. This balance increased $1,946 compared to the end of 2020, which is largely attributable to the volume of sales activity at the end of the period relative to the end of the prior year period, as well as the timing of receipts from our payment processors. In general, this balance can vary significantly depending on the timing and richness of promotional activity at the end of a given period. Generally, if the end of a period contains a high level of promotional activity, the receivable from payment processors balance will be higher relative to a period with lower promotional activity at the end of a period.

Accounts receivable

Accounts receivable increased $9,540 compared to the end of 2020. The increase was primarily due to an increase in transactional activity with certain products compared to the end of 2020.

Prepaid taxes

Prepaid taxes decreased by $1,555 compared to the end of 2020, mainly due to a refund received related to prior year.

Prepaid expenses, deposits and other assets

Prepaid expenses, deposits and other assets increased by $1,291 compared to the end of 2020, mainly due to an increase in deposits held with vendors and the timing of certain prepaid expenses, partially offset by the decrease in the carrying values of the foreign exchange forward contracts.

POINTS.COM INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS

Right-of-use assets

Right-of-use assets decreased by $882 compared to the end of 2020 due to depreciation, partially offset by the addition of a right-of-use asset during the year.

Deferred tax assets

Deferred tax assets were $4,164 as at December 31, 2021, an increase of $1,077 compared to the end of 2020. We expect to recover these tax losses against taxable income in the future.

Accounts payable and accrued liabilities

Accounts payable and accrued liabilities increased $3,541 compared to the end of 2020. The increase was primarily due to an increase in hotel redemption activities which resulting in higher payables to our hotel suppliers.

Long term debt

Long term debt represents the outstanding balance on the senior secured revolving credit facility. As at December 31, 2021, we did not have any borrowings on the senior secured credit facility.

As at December 31, 2020, we had an outstanding balance of $15,000 on the senior credit facility. At the end of the fourth quarter of 2020, our cash levels increased to an amount which triggered a repayment of $3,500 under the anti-cash hoarding clause of the amended credit facility. This repayment was made subsequent to 2020 year end and was presented as current portion of long term debt on the consolidated statements of financial position as at December 31, 2020. The remaining balance of $11,500 was recorded as long term debt on the consolidated statements of financial position for 2020 year end. The full balance of $15,000 was subsequently repaid in the first quarter of 2021.

Lease liabilities

As at December 31, 2021, the current and non-current portion of lease liabilities were $1,136 and $27, respectively, compared to $1,156 and $1,136 at the end of 2020. The decrease in lease liabilities from the prior year was due to lease payments made during 2021, partially offset by the addition of a new lease.

Income taxes payable

Income taxes payable increased by $1,071 compared to the end of 2020, mainly due to increase in income before taxes in various jurisdictions compared to the prior year.

POINTS.COM INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS

Payables to loyalty program partners

Payables to loyalty program partners increased $24,646 compared to the end of 2020. Fluctuations in payable to loyalty program partners is generally attributable to the timing of payments made to loyalty program partners and the timing of sales activity in the previous month. On average, we remit funds to loyalty program partners for monthly sales activity approximately 30 days after the end of the month. For the year ended December 31, 2021, the increase in this balance was primarily driven by higher sales activity across our platform at the end of the period relative to the end of 2020.

OUTSTANDING SHARE DATA

As of March 9, 2022, there were 14,942,792 common shares outstanding.

As of March 9, 2022, there were 997,200 outstanding options. The options have exercise prices ranging from $13.93 CAD to $19.37 CAD with a weighted average exercise price of $14.63 CAD. The expiration dates of the options range from December 12, 2024 to December 23, 2025.

The following table lists the common shares issued and outstanding as at March 9, 2022 and the securities that are currently convertible into or exercisable for common shares along with the maximum number of common shares issuable on conversion or exercise.

	Common Shares	Expected Proceeds
Common Shares Issued & Outstanding	14,942,792
Potentially Issuable: Share options	997,200	CAD$ 14,593,036
Common Shares Issued & Potentially Issuable	15,939,992	CAD$ 14,593,036
Securities Excluded from Calculation:
Options Available for grant from ESOP(1)	532,660

(1) "ESOP" is defined as the Employee Share Option Plan. The number of options available for grant is calculated as the total share option pool less the number of outstanding share options.

POINTS.COM INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS

SUMMARY OF QUARTERLY RESULTS

	Three months ended
(In thousands of US dollars, except per share amounts) (Unaudited)	Mar 31, 2020	Jun 30, 2020	Sept 30, 2020	Dec 31, 2020	Mar 31, 2021	Jun 30, 2021	Sept 30, 2021	Dec 31, 2021
Total Revenue	$82,673	$40,907	$37,449	$56,358	$65,025	$103,009	$86,866	$115,108
Gross profit	13,827	6,988	5,704	8,484	9,000	12,309	12,388	17,094
Total operating expense(1)	12,539	10,590	9,016	9,882	10,208	11,612	13,523	15,203
Net income (loss)	1,118	(3,325)	(2,467)	(683)	(1,092)	452	(1,236)	1,532
Adjusted EBITDA(2)	3,605	299	(1,125)	362	1,193	3,388	2,041	5,475
Basic earnings (loss) per share	$0.08	$(0.25)	$(0.19)	$(0.05)	$(0.08)	$0.03	$(0.08)	$0.10
Diluted earnings (loss) per share	$0.08	$(0.25)	$(0.19)	$(0.05)	$(0.08)	$0.03	$(0.08)	$0.10

(1) Prior period comparatives are reclassified to conform with current year presentation.

(2) Refer to the "Non-GAAP financial measures" section for explanation and reconciliation to the closest GAAP figure.

Historically, our annual revenue and gross profit has generally increased year over year, as we have been able to execute on our growth drivers, including adding new loyalty program partnerships, cross selling products and services to existing partners, and growing in-market deployments by driving transaction growth. The performance of our in-market products and services can be highly sensitive to the level of marketing and promotional activity carried out during the period. As a result, our Revenues, Gross profit, Net income (loss) and Adjusted EBITDA will tend to fluctuate quarter to quarter due to the variability in our marketing calendars but will generally grow on an annual basis.

In the fourth quarter of 2019, we generated revenue, gross profit, and Adjusted EBITDA that were quarterly records at the time, driven in large part by the continued growth of our in-market services combined with the impact of new partners and services launched in both 2018 and 2019. This performance also contributed to record revenue, gross profit and Adjusted EBITDA generated for the year ended December 31, 2019.

Beginning in the second half of March 2020, the COVID-19 pandemic started to have a significant adverse impact on our financial performance. From a quarterly perspective, this adverse impact was noticeable beginning in the second quarter of 2020 and has continued throughout most of 2021. Throughout this period, our revenue and gross profit from in-market services has been significantly below our pre-COVID levels. Fluctuations in revenue and gross profit generated by our marketing activity have been exacerbated by the COVID-19 pandemic, as transaction volumes generated by these campaigns have varied considerably. Our financial results for the second, third and fourth quarter of 2020 were largely a reflection of this variability and unpredictability. While we have had some marketing campaigns generate transaction volumes that were similar to the levels we would have experienced before the pandemic, most campaigns during this period have been significantly lower than what we would have experienced before the pandemic. At the end of the first quarter of 2021, we started to experience improved performance relative to previous quarters in the pandemic, which benefitted from the gradual easing of travel restrictions by governments in some of our core geographic markets, which started to favourably impact our operations at the end of the first quarter of 2021. Total revenue in the fourth quarter of 2021 was $115,108, representing a quarterly record. Our gross profit for the fourth quarter of 2021 increased for the fifth consecutive quarter and represented our highest quarterly gross profit over the last 2 years. With that said, it is difficult to assess at this time if we will continue to grow on a quarterly basis due to the continued uncertainty surrounding the potential outcomes of the COVID-19 pandemic.

POINTS.COM INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS

Our operating expenses since the onset of the pandemic through to the second quarter of 2021 had been significantly lower than our pre-COVID levels due to wage subsidies we had been collecting since the second quarter of 2020 combined with expense mitigation initiatives we started at the onset of the pandemic. Starting in the third quarter of 2021, operating expenses increased and returned to pre-COVID levels as we stopped collecting wage subsidies. In addition, we started to ease some of the previously mentioned spending restrictions due to our improved performance in the first half of 2021.

CRITICAL ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS

Revenue Recognition and Presentation

Under IFRS 15, Revenue from contracts with customers, we exercise professional judgement in the identification of performance obligations and the determination of providing a specified good or services under our revenue contracts. In addition, our revenue is categorized as Principal revenue or Other partner revenue. When deciding the most appropriate basis for presenting revenue and direct costs of revenue, we look at the terms of our contractual arrangements with our loyalty program partners and their members. This determination requires the exercise of judgment and management usually considers whether:

● We obtain control of the product or service prior to transferring it to the end consumer;

● We have inventory risk before or after the customer order;

● We act on behalf of the loyalty partner or the program member in identifying the customer in certain arrangements;

● We are primarily responsible for providing the specified goods or service to the customer; and

● We have discretion in establishing prices for the specified goods or services.

Where our role in a transaction is that of a principal, revenue is recognized on a gross basis. Under the principal revenue model, the gross value of the transaction billed to the customer is recognized as Principal revenue and the costs incurred to purchase the points or miles sold in this transaction are recognized separately as direct cost of revenue. When our role in a transaction is that of an agent, revenue is recognized on a net basis with revenue representing the margin earned and is recorded in Other partner revenue in the consolidated statements of comprehensive (loss) income.

POINTS.COM INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS

Goodwill and indefinite life intangible assets impairment analysis

We had previously determined that we had three CGUs, being Loyalty Currency Retailing, Platform Partners and Points Travel. In recent years, we have significantly invested in the functionality and scalability of the LCP, with the intention to migrate and centralize the technology enabling our revenue generation. The technologies that previously operated separately, are now fundamentally integrated into the LCP, which is the core asset and backbone for facilitating substantially all of our transactions. This centralization and migration of products to the LCP, coupled with our change in organizational structure, and how we monitor operations and makes business decisions, resulted in the change in our CGU composition. Starting in 2021, we operate as a single CGU. The entire balance of the goodwill and indefinite life intangible assets was allocated to the single CGU.

We test goodwill and indefinite life intangible assets for impairment annually or when an impairment indicator is considered to exist, to determine whether the carrying value exceeds the recoverable amount, which is the higher of the asset's fair value less costs to sell and value in use. The duration and impact of the COVID-19 pandemic remains unknown. Some of the key assumptions used in calculating the value in use of a CGU, i.e. the net present value of the future cash flows associated with the CGU, including anticipated cash flows from the CGU, that partners will renew existing contracts and enter into product arrangements with us in the future, discount rates, and terminal growth rates may change in future periods. We prepare forecasts that assess the specific risks related to the CGU to determine the value in use.

Estimation of useful life

Finite life intangible assets

Finite life intangible assets consist of internally developed intangible assets as well as acquired technology and customer relationships. The relative size of our intangible assets, excluding goodwill, makes the judgment surrounding the estimated useful lives critical to our financial position and performance.

The estimated useful life of finite life intangible assets is based on management's assessment of the period over which future economic benefit is expected to be derived from the assets. The determination of estimated useful life is based on historical experience with similar assets as well as anticipation of future events which may impact their useful lives, such as technological change. The estimated useful life of finite life intangible assets is reviewed at least annually for appropriateness. Historically, changes in estimated useful lives of intangible assets have not resulted in material changes to our amortization charge.

POINTS.COM INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS

Property and equipment

Estimates and assumptions used to determine the carrying value of property and equipment and related depreciation impact our financial position and performance.

Depreciation of property and equipment is calculated based on the asset's depreciable amount, which is the cost of the asset less its estimated residual value, depreciated over its estimated useful life. Increasing an asset's estimated useful life or its residual value would reduce the depreciation expense recorded in the consolidated statements of comprehensive income (loss). The estimated useful lives and residual values of our assets are determined by management at the time the asset is acquired and reviewed at least annually for appropriateness. The estimated useful lives are determined based on historical experience with similar assets as well as anticipation of future events which may impact their useful lives, such as changes in technology. Historically, changes in estimated useful lives and residual values of property and equipment have not resulted in material changes to our depreciation expense.

Right-of-use assets and Lease liabilities

Management applied judgment in determining the lease term for some lease contracts that include renewal options. The assessment of whether we are reasonably certain to exercise such options impacts the lease term, which significantly affects the amount of lease liabilities and right-of-use assets recognized.

We also make judgements in determining the incremental borrowing rate used in measuring the lease liabilities, reflecting the rate that we would have to pay for a loan of similar term, with similar security, to obtain an asset of similar value.

Share-based Compensation

We have two equity-settled share-based compensation plans: a share option plan and a share unit plan. Equity-settled share-based compensation plans are measured at grant date fair value. Estimating the fair value of options requires determination of the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield. In addition, we exercise judgment in determining the probability and timing of achieving the specified performance metrics for performance options and performance share units, based on forecast and management's best estimate. The probability and timing of achievement of specified performance metrics impacts the amount of share-based compensation expense recognized in the consolidated statements of comprehensive income (loss).

POINTS.COM INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS

For our accounting policies and critical accounting estimates and judgments, refer to our consolidated financial statements for the year ended December 31, 2021. The preparation of the consolidated financial statements in accordance with IFRS, requires us to make judgments, estimates and assumptions that affect the application of policies and the reported amounts of assets and liabilities, income and expenses. Significant changes in these assumptions, including those related to our future business plans and cash flows, could materially change the amounts we record. Actual results may differ from these estimates.

NEW STANDARDS ADOPTED IN 2021

The following amendments to IFRS are effective from January 1, 2021, but they did not have a material impact on our consolidated financial statements:

  Interest Rate Benchmark Reform - Phase 2

In August 2020, the IASB issued additional amendments to IFRS 9, Financial Instruments, IFRS 7, Financial Instruments: Disclosures, IFRS 4, Insurance Contracts, and IFRS 16, Leases. The objective of these amendments is to address issues that might affect financial reporting as a result of the reform of an interest rate benchmark, including the effects of changes to contractual cash flows or hedging relationships arising from the replacement of an interest rate benchmark with an alternative benchmark rate. The amendments provide practical relief from certain requirements in IFRS 9, IFRS 7, IFRS 4 and IFRS 16.

As at January 1, 2021, we had $15,000 borrowings on our London Interbank Offered Rate ("LIBOR") secured credit facility, which were fully repaid during the first quarter of 2021. We continue to have access to this facility and did not have any borrowings as at December 31, 2021. Secured Overnight Financing Rate ("SOFR") is now the interest rate benchmark recommended by our lenders to replace LIBOR. There was no material impact on our consolidated financial statements as a result of applying the amendments.

RISKS AND UNCERTAINTIES

Our results of operations and financial condition are subject to a number of risks and uncertainties and are affected by a number of factors outside of the control of management. The following section summarizes certain of the major risks and uncertainties that could materially affect our future business results going forward. The risks described below may not be the only risks we face. Other risks which currently do not exist or which are deemed immaterial may surface and have a material adverse impact on our results of operations and financial condition.

POINTS.COM INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS

The effects of the COVID-19 pandemic have materially affected and may have a further material adverse impact on our business, results from operations and financial position.

Our financial results and prospects are predominantly dependent on the sale or redemption of loyalty currency associated with travel related loyalty programs. The rapid spread of COVID-19 has had a significant adverse impact on the demand and availability of air travel and hospitality services. The ability of our loyalty program partners to continue to drive commercial activity to their businesses has been materially impacted, and the value and overall popularity of their loyalty programs may decline significantly or suffer long-term, which could materially impact our ability to generate ongoing revenue from related loyalty transactions.

At this time, we are unable to predict whether the COVID-19 pandemic will result in permanent changes to our customers' and our loyalty program partners' customers behaviour. Such changes could include, but are not limited to, a permanent reduction in business travel due to the increased use of teleconferencing services, and more broadly a general reluctance by consumers to travel for leisure purposes. It is also difficult to predict how loyalty programs will change in the future in response to the COVID-19 pandemic and its impacts on the global travel industry. Such changes could include, but are not limited to, a change in loyalty program structures, changes in earn rates and redemption tables, and changes to tier status requirements. There can also be no assurance that the popularity of loyalty programs will remain when and if the travel industry recovers from the COVID-19 pandemic. A change in consumer tastes towards travel and loyalty programs may have a material adverse impact on our ability to generate ongoing revenue from transactions.

Many of our loyalty program partners have significant amounts of fixed obligations and have or are seeking significant new capital, debt or government assistance in the short term to sustain operations throughout the COVID-19 pandemic. There can be no assurance our partners will have sufficient liquidity to sustain operations throughout the duration of the COVID-19 pandemic

The impact of the COVID-19 pandemic has caused many of our loyalty program partners in the travel industry to seek significant amounts of additional liquidity in the short-term, including the issuance of debt and equity. Depending on the length and severity of the COVID-19 pandemic, our loyalty program partners' cash flow from operations and available capital may be insufficient to meet their obligations and commitments, which could cause them to cease operations or become insolvent. There can be no assurance that our loyalty program partners will be able to sustain operations in the future, which could lead to the loss of loyalty program partnerships, revenue and gross profit, which could have a material adverse impact on our financial performance and financial condition.

We depend on a limited number of partners for a significant portion of our total revenue. Depending on the impact of the COVID-19 pandemic on these loyalty program partners, in the event that these partners cease operations or become insolvent, it could have a material adverse effect on our financial performance and financial condition.

POINTS.COM INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS

Airline or travel industry disruptions, such as an airline insolvency, continued airline consolidation, or other factors could adversely impact the demand for loyalty currency services and our growth and profitability

The majority of our loyalty program partners operate in the travel industry. The ability of our loyalty program partners to continue to drive commercial activity to their businesses is integral to generating loyalty miles/points for their respective programs. As well, the overall popularity of loyalty miles/points and the value they have to end‐customers is what drives our business activity. We generate the majority of our revenue from end‐customers who are transacting loyalty miles/points through our online solutions. As such, the majority of revenue is transactional in nature and dependent on the number and size of these transactions. There is no assurance that the popularity of these programs will continue to grow or maintain current levels of popularity. A change in consumer tastes or a downturn in the travel industry globally may adversely affect our ability to generate ongoing revenue from transactions.

Consolidation activity in the airline industry is common and has been part of an industrywide solution to address structural financial problems. This activity could potentially increase due to increasing operating costs, or bankruptcy of major carriers. Additional consolidation activity among our partner base could result in the loss of a partnership and potentially have an adverse impact on our future earnings.

We derive a substantial amount of our total revenue from only a few of our loyalty program partner relationships

We depend on a limited number of large clients for a significant portion of our Total revenue. For the quarter ended December 31, 2021, there were two loyalty program partners (2020 - four loyalty program partners) for which sales to their members represented 52% (2020 - 69%) of our Total revenues. For the year ended December 31, 2021, there were two loyalty program partners (2020 - three loyalty program partners) for which sales to their members represented 57% (2020 - 64%) of our Total revenues. A decrease in revenue or gross profit from these partner relationships for any reason, including a fundamental change in their loyalty program, a change in contractual pricing, a significant shift in their redemption chart, or a decision to no longer outsource some or all of the products and services we provide, could have a material adverse effect on our total revenue. As it relates to the reseller transactions we process for these partners, we act as principal where revenues are recognized on a gross basis. We believe gross profit is a more relevant metric to assess our partner concentration, as it represents the amount of revenues that are available to fund expenses and the economics we earn from our commercial arrangements with our loyalty program partners. For the quarter and year ended December 31, 2021, Gross profit generated through commercial arrangements with our top 10 loyalty program partners represented 75% and 74% of our gross profit, respectively (2020 - 76% and 74%).

POINTS.COM INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS

We rely on contractual relationships with loyalty program partners that are subject to termination and renegotiation

There can be no assurance that we will be successful in maintaining our existing contractual relationships with our loyalty program partners. Our loyalty program partners have in the past, and may in the future, negotiate arrangements that may be short‐term and subject to renewal, non‐exclusive and/or terminable at the option of the partner on relatively short notice without penalty. Loyalty program partners that have not provided a long‐term commitment or guarantee of exclusivity, or that have the ability to terminate on short notice, may exercise this flexibility to end their relationship with us or to negotiate from time to time more preferential financial and other terms than originally contracted. We cannot ensure that such negotiations will not have a material adverse effect on the financial condition or results of our operations. In addition, partners have in the past, and may in the future, exercise their termination rights. While we have generally been successful in growing the number of our loyalty program partners despite any terminations, we cannot ensure that we will continue to be able to do so.

We generally enter into multi-year contracts with our loyalty program partners. Our contracts also generally include a force majeure clause. If such clauses are invoked by us or our loyalty program partners as a result of the COVID-19 pandemic, and the force majeure event extends for a significant amount of time, the invocation of such clauses may give rise to a termination right under the contract. The exercise of such termination rights by certain loyalty program partners could have a material adverse impact on our business.

We could face significant competition from other companies in the loyalty industry including loyalty program partners that may have, or develop, in‐house business solutions departments that could take responsibility for services we currently provide, as well as significant competition from the online travel agency industry including existing and new online travel agencies that directly compete against our hotel and car booking product

The mileage retailing solutions we provide to our loyalty program partners that facilitate the sale of loyalty currency must compete with a wide range of business solutions technology provided by small companies to large. Many existing and potential competitors do or could have greater technical or financial resources. Our financial performance may be adversely affected by such competition. In particular, no assurances can be given that additional direct competitors may not be formed. In addition, no assurances can be given that we may not lose some or all of our arrangements with our loyalty program partners, including our larger loyalty program partners, thereby decreasing our ability to compete and operate as a viable business. In addition, the increasing popularity of open source technology places greater risk on the proprietary technology we offer to existing and potential partners.

Loyalty partners may have, or may develop, in‐house business solutions such as a cash and points product that could replace or compete with the products and services we offer. Any competition or adverse change in the business relationship described above could have a material adverse impact on our business, operations and prospects.

POINTS.COM INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS

With respect to other services offered on our platform, direct and indirect competitors could include any organization seeking access to customers through direct marketing channels, as well as any technology solutions company that is capable of providing redemption and accrual options for loyalty programs. Accrual and redemption based products offered directly by us or indirectly through third-parties that manage their applications on the LCP, face competition from other technology solutions providers that offer similar types of services to loyalty programs. Additional direct and indirect competitors may emerge in the future. In particular, we face significant competition from other online travel agencies in winning business with loyalty programs for our Hotel and Car booking product. Many existing and potential competitors in the online travel agency industry do or could have greater technical and or financial resources than we do, and may adversely impact our ability to win new partnerships with loyalty programs. In addition, the competition for online hotel bookings and car rentals is intense. End consumers can book hotels or cars through multiple channels online, including with existing online travel agencies with well established commercial brands and extensive financial and marketing resources, or direct with hotels and car rental companies who also have well established brands. We may be unable to compete effectively with other companies in this industry, which could lead to less loyalty program partnerships, reduced market share, and a decrease in revenue.

We may not be able to convert our pipeline of prospective partners or launch new products with new or existing partners as expected or planned

As the COVID-19 pandemic continues to unfold, uncertainty may arise with respect to our ability to launch new loyalty program partnerships with existing products or launch new products with new or existing partnerships, including realizing expected cross-selling opportunities, as expected or planned. In addition, the value of prospective partner or new products may be significantly lower than our original expectations before the COVID-19 outbreak.

We could face significant liquidity risk if we fail to meet contractual performance commitments

We have made contractual guarantees on the minimum value of points and miles that will be processed over the term of our agreements with certain loyalty program partners, which, for the most part, have historically been met. The commitments are measured annually. The impact of COVID-19 has had a significant impact on our transaction volumes and overall sales activity, which could materially impact our ability to meet our contractual commitments. There is a risk that these commitments may not be met, resulting in us being required to purchase the shortfall in points/miles to meet annual contracted levels and take these into inventory. Our ability to use or sell any purchased points/miles is limited by the terms of our contracts. As a result, there is a risk that we may have difficulty in selling or making use of this inventory which could have a material adverse effect on our business, revenues, operating results and financial condition. There is also a risk that we may have insufficient resources to purchase any shortfall and that we may need to obtain financing to meet such commitments. There is a risk that such financing may not be available to us. The failure to obtain such financing could have a material adverse impact on our business, operating results and financial condition. While the COVID-19 pandemic could have a significant adverse impact on our ability to meet the minimum value of transactions we have committed to in certain contracts, we have not had to make payments on any guarantees during 2021. At this time, we do not believe there will be a significant impact on our liquidity in the event where revenue guarantees are not met due to certain contractual provisions in our contracts. However, this may change depending on the length, severity and potential outcomes of the COVID-19 pandemic, and we will continue to monitor business performance in the context of these commitments.

POINTS.COM INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS

Our business and financial results could be negatively impacted by unfavourable conditions in the global economy

Our business and financial performance are impacted by customer's spending behaviour, which is influenced by general economic conditions, such as inflation, changes in interest rates, and political disputes and uncertainty. General worldwide economic conditions have experienced significant volatility in recent years, including the impact of the COVID-19 pandemic on economic uncertainty and the current hostilities in Eastern Europe. These conditions may adversely impact consumer spending behaviour, which could negatively impact our financial performance.

Political disputes or sanctions may impact our ability to operate in certain geographical markets or with selected organizations

We have partnerships with loyalty programs that are located or operate in various geographical locations. In addition, we conduct transactions with loyalty program members around the world. Political disputes between governments or nations may impede our ability to continue to provide products or services to existing loyalty program partners or to sell products to new loyalty programs that are located in or operate in certain geographical locations. Governments prohibiting transactions with organizations located in specified geographical locations or associated with certain organizations may reduce or eliminate our ability to do business with those organizations or within certain geographical areas. If sanctions or restrictions are imposed by governments or nations on products or services we provide, we may be limited or restricted from generating transactional activities in those circumstances.

Our financial performance is substantially dependent on hiring and retaining key technical and management personnel

We currently employ eight executive officers. The current executive team possesses many years of loyalty industry experience, and has managed large loyalty programs, sales forces, marketing departments and technology systems. Our performance is substantially dependent on the performance of such key personnel and loss of such personnel could adversely affect our business, operations and prospects.

POINTS.COM INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS

In addition, our success is highly dependent on our continuing ability to identify, hire, train, motivate, promote and retain highly qualified management, directors, technical, and sales and marketing personnel. Competition for such personnel is always strong. Our inability to attract or retain the necessary management, directors, technical, and sales and marketing personnel, or to attract such personnel on a timely basis could have a material adverse effect on our business, results of operations, financial condition and the price of our securities.

Our success is also dependent on our ability to retain talented and highly skilled information technology professionals to maintain, build and operate the technology infrastructure. The loss of these individuals and the inability to attract and retain highly qualified employees could have a material adverse effect on our business, revenues, operating results and financial condition.

We depend on various third-parties that provide certain solutions that integrate into our platform that we market to loyalty program partners. The failure of these third-parties for any reason to provide these solutions in the future could adversely impact revenue and profitability

We have commercial agreements with multiple third-party service providers that integrate into our platform. These third-parties, through their connection to the LCP, provide solutions for both accrual and redemption based activity, for our loyalty program partners and their members. The COVID-19 pandemic has resulted in a significant decline in transaction volume in the solutions provided by these third-parties. At this time, it is uncertain whether these third-parties have sufficient liquidity to be able to continue operations throughout the length of the COVID-19 pandemic. If any of these third-party providers were to cease operations, terminate, breach or not renew their contract with us, there is no assurance we would be able to substitute a comparable third-party solution in a timely manner or on terms as favorable to us. The failure of these third-parties for any reason to provide these solutions in the future, and our inability to substitute a comparable third-party solution, could adversely impact our revenue and profitability. In addition, if any of our third-party suppliers were to experience a business interruption, delays or degradation in overall quality of their service, it could result in dissatisfaction with our loyalty program partners and a loss in revenue and gross profit for us.

We are subject to, or impacted by, several types of regulations, including standards related to data security, consumer privacy, and payments

We operate in multiple jurisdictions and partner with loyalty programs and third parties who operate and transact in multiple geographic regions, subjecting us to an increasing set of regulations we need to be compliant with. This regulatory environment continues to evolve and may present material obligations and risks to our business, including significantly expanded compliance burdens, costs and enforcement risks. For example, in May 2018, the European Union's General Data Protection Regulation ("GDPR"), commonly referred to as GDPR, came into effect, which imposed new data privacy and security requirements, resulting in incremental compliance costs borne by us. In addition, GDPR carries substantial penalties for non-compliance. We are also required by the Payment Card Industry Security Standards Council, founded by the credit card companies, to comply with data security standards. While we believe we continue to meet these standards, new and revised standards may be imposed that may be difficult for us to meet and could increase our costs.

POINTS.COM INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS

In addition, our business may be impacted by other regulations that could impact the broader loyalty industry. In 2015, the European Union imposed new Interchange Fee Regulations, which capped interchange fees that banks were able to charge for certain payment cards. Financial service providers have traditionally funded loyalty currency awarded to end consumers for credit card purchases on co-branded credit cards through the interchange fees levied on merchants. Our business is dependent on the overall popularity of loyalty programs and the value and utility of the underlying currency to end‐customers. Further regulations that may be imposed could impact the level of loyalty currency awarded to end consumers and adversely impact the demand for our services.

Our brand, revenue and profitability are affected by our ability to control cyber security risks

As an e-commerce company, Points faces cyber security risks such as data breaches, unauthorized access, phishing attacks, and denial of service attacks, as well as associated financial, reputational and business interruption risks. Given the nature of products and services offered by Points, member databases are maintained and these databases contain loyalty program member information including account transaction detail and program account numbers. While we believe we have established rigorous security procedures, the databases may be vulnerable to potential unauthorized access to, or use or disclosure of member data. If we were to experience a security breach, our reputation may be negatively affected and the traffic generated on our e-commerce sites could decline in the event of any publicized compromise of security. Any perception that member information was disclosed without authorization could subject the business to complaints and investigation by the applicable privacy regulatory bodies and adversely affect our relationships with loyalty program partners and their members. In addition, any unauthorized release of member information, or any public perception that member information was released without authorization, could lead to legal claims from consumers or regulatory enforcement actions. Despite our commitment to cyber security, we may not be able to fully mitigate these risks as the techniques used to obtain unauthorized access or sabotage systems change frequently and may not be identified until they are launched against a target. We currently carry professional liability errors & omissions insurance to mitigate the risk of loss due to errors made by our technology systems that result in third-party claims against us. The Chief Technology Officer, and the Information Security and Privacy team are responsible for Cyber security risks internally with oversight by the Audit Committee of the Board.

POINTS.COM INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS

We could face adverse consequences if there is a risk in the viability of the internet and system infrastructure

The end customers of our software depend on internet service providers, online service providers and our infrastructure for access to the software solutions we provide to our loyalty program partners. These services are subject to service outages and delays due to system failures, stability or interruption. As a result, we may not be able to meet a satisfactory level of service as contracted with our partners, and may cause a breach of our contractual commitments, which could have a material adverse effect on our business, revenues, operating results and financial condition.

We may be exposed to adverse consequences if we cannot successfully retain our intellectual property

Our success depends, in part, on our ability to protect our proprietary methodologies, processes, know‐how, tools, techniques and other intellectual property that we use to provide our services. Our general practice is to pursue patent, copyright, trademark, trade secret or other appropriate intellectual property protection that is reasonable and necessary to protect and leverage our intellectual assets. We also assert trademark rights in and to our name, product names, logos and other markings used to identify our goods and services in the marketplace. From time to time, we file for and have been granted trademark registrations from trademark offices worldwide. These actions allow us to enforce our intellectual property rights should the need arise. However, the laws of some countries in which we conduct business may offer only limited protection of our intellectual property rights; and despite our efforts, the steps taken to protect our intellectual property may not be adequate to prevent or deter infringement or other misappropriation of intellectual property, and we may not be able to detect unauthorized use of our intellectual property, or take appropriate steps to enforce our intellectual property rights.

We may be exposed to litigation and adverse consequences if we infringe on the intellectual property rights of others

Third parties may assert claims against us alleging infringement of their intellectual property rights. An adverse determination in any litigation of this type could result in us being required to pay significant damages, require us to design around a third-party's patent or to license alternative technology from another party. In addition, litigation may be time‐consuming and expensive to defend and could result in the diversion of time and resources. Any claims by third parties may also result in limitations on the ability to use the intellectual property subject to these claims. Any of the foregoing could have a material adverse effect on our business, revenues, operating results and financial condition.

Our operations are dependent on the proper functioning of software and processing of transactions

Defects in our owned or licensed software products, delays in delivery, and failures or mistakes in our processing of electronic transactions could materially harm our business, including our customer relationships and operating results. Our operations are dependent on our ability to protect our computer equipment and the information stored in our data centres against damage that may be caused by fire, power loss, telecommunication failures, unauthorized intrusion, computer viruses and disabling devices, and other similar events. A failure in our production systems or a disaster or other event affecting our production systems or business operations could result in a disruption or loss of availability of our products or services to our customers. Any disruption to our services could impair our reputation and cause us to lose customers or revenue, or face litigation, necessitate customer service or repair work that would involve substantial costs and distract management from operating our business.

POINTS.COM INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS

Strengthening our brand is critical to our business

We believe that strengthening our brand is an important factor in adding new loyalty program partners and retaining existing loyalty program partners. We may need to spend increasing amounts of money on, and devote greater resources to, advertising, marketing, and other efforts to create and maintain our brand within the loyalty industry among loyalty programs. Brand promotion activities may not yield increased revenues, and even if they do, any increased revenues may not offset the expenses incurred in building our brand. If we fail to promote and maintain our brand, or if we incur substantial expenses in an unsuccessful attempt to promote and maintain our brand, our business could be harmed.

Chargebacks of a material amount could have an adverse consequence on us

A chargeback is any credit card transaction undertaken by an end‐customer that is later reversed or repudiated. We are subject to exposure in regard to chargebacks, a high incidence of which could result in penalties or eventual shut down of the payment method. While we have fraud control measures in place to minimize exposure, chargebacks could have a material adverse effect on our business, operating results and financial condition.

Our business could be negatively impacted by changes to domestic and international tax laws, rules and regulations

We operate in multiple jurisdictions and have relationships with several foreign partners. The application of various domestic and international sales, use, occupancy, value‐added and other tax laws, rules and regulations to our products and services is subject to interpretation by the applicable taxing authorities. Many of the fundamental statutes and regulations that impose these taxes were established before the growth of the internet and ecommerce. If the tax laws, rules or regulations are amended, if new adverse laws, rules or regulations are adopted, or if current laws are interpreted adversely to our interests, particularly with respect to occupancy or value‐added taxes, the results could increase our tax payments (prospectively or retrospectively) and/or subject us to penalties and decrease the demand for our products and services if we pass on such costs to the consumer. As a result, these changes could have a material adverse effect on our business, operating results and financial condition.

POINTS.COM INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS

As we operate in multiple jurisdictions and in multiple currencies, the COVID-19 pandemic could result in significant fluctuations in exchange rates that could have a material effect on our financial results

We provide products and services to organizations in multiple jurisdictions and in multiple currencies and dramatic fluctuations in exchange rates of foreign currencies could have a material effect on our financial results. The COVID-19 pandemic could result in larger than normal fluctuations in foreign exchange rates. While we hedge against significant fluctuations in principle currencies such as the Canadian dollar and the US dollar, activities outside of our control such as dramatic devaluation of other currencies such as the Euro, British Pound or Japanese Yen could have a material effect on our financial results.

As a public company, we may be subject to legal action by shareholders or others which could impair our financial ability to continue as a going concern

As a publicly traded company which is dual listed on the TSX and the NASDAQ, we are subject to the activities of shareholders or others who may initiate legal action against us or senior management. We retain significant insurance coverage to protect against such activity, but there is no assurance that the coverage would apply in all actions or that it is sufficient to protect against any potential judgement or claim.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The audited consolidated financial statements of Points.com Inc. are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management in accordance with IFRS as issued by the IASB. These statements include some amounts that are based on estimates and judgment. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects.

Our policy is to maintain systems of internal accounting and administrative controls of high quality, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is relevant, accurate and reliable and that our assets are appropriately accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for approving the financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board and is comprised entirely of outside directors. The Committee meets periodically with management and the external auditors to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues, as well as cyber security and data privacy to satisfy itself that each party is properly discharging its responsibilities. The Audit Committee reviews our annual consolidated financial statements, the reports of the independent registered public accounting firm on the consolidated financial statements and the effectiveness of internal control over financial reporting, and other information in the Annual Report. The Committee reports its findings to the Board for consideration by the Board when it approves the financial statements for issuance to the shareholders.

POINTS.COM INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS

On behalf of the shareholders, the financial statements have been audited by KPMG LLP, the external auditors, in accordance with the standards of the Public Company Accounting Oversight Board (United States). KPMG LLP has full and free access to the Audit Committee.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to ensure that information required to be disclosed in reports we file with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. An evaluation was carried out under the supervision of and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in rules adopted by the US Securities and Exchange Commission ("SEC") and in National Instrument 52‐109 Certification of Disclosure in Issuers' Annual and Interim Filings) as of December 31, 2021. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that such disclosure controls and procedures were effective as of the end of the period covered by this report.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting, as those terms are defined in rules adopted by the SEC and National Instrument 52‐109 Certification of Disclosure in Issuers' Annual and Interim Filings. There have been no changes in our internal control over financial reporting during the quarter and year ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Internal control includes those policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets, provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with generally accepted accounting principles, provide reasonable assurance that receipts and expenditures are made only in accordance with authorization of management and the Board of Directors, and provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material impact on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and can provide only reasonable assurance with respect to the financial statement preparation and presentation.

POINTS.COM INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS

Management has evaluated the effectiveness of internal control over financial reporting based on the framework in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, management has concluded that our internal control over financial reporting is effective as of December 31, 2021.

The effectiveness of our internal control over financial reporting as of December 31, 2021, has been audited by KPMG LLP, our Independent Registered Public Accounting Firm, who also audited our consolidated financial statements as at and for the year ended December 31, 2021.